[NUTRASTAR LETTERHEAD]



June 10, 2003



US Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, NW
Mail Stop 0304
Washington, D.C.  20549

Attention:  Pamela Howell, Staff Attorney

Re:      NutraStar Corp.
         Application for Withdrawal of Registration Statement on Form SB-2 File Number: 333-89790
         Filed: June 4, 2002

To the Securities and Exchange Commission:

Pursuant to Rule 477 of Regulation C, NutraStar Corp. (the "Registrant") hereby requests that the above-referenced registration statement (File No. 333-89790) be withdrawn. The reason for this withdrawal is that the registration statement was filed solely to register the resale of shares by certain existing shareholders of the Registrant. Due to the Registrant's need to focus all its efforts on developing its business, it has been unable to pursue the above-referenced registration of its shares with the SEC. Due to the passage of time, much of the disclosure appearing in the original registration statement filed in June of last year would have to be updated and the selling shareholders now have other resale options available such as resales pursuant to Rule 144 under the Securities Act of 1933.

Please be advised that the Registrant did not circulate any preliminary prospectus nor were any securities offered or sold in connection with this proposed offering.

Based upon the above circumstances, the Registrant believes that the withdrawal of the above-referenced registration statement would be consistent with the public interest and the protection of investors.

Respectfully submitted,


/s/ Patricia McPeak,
-----------------------
Chief Executive Officer